Filed by Cinergy Corp.

Commission File No. 1-11377

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company:  Cinergy Corp.

Commission File No. 1-11377

Each Friday, Corporate Communications plans to send a brief description of merger-related activities that have taken place during the previous week and to preview plans for the upcoming week.

(Please scroll down for the latest update)

For additional merger-related information, go to the Headlines page of iPower or the Duke-Energy.com Merger Information Center.

To go to a page of frequently asked questions about the proposed merger, click on the banner above.

Key Benefits of the Cinergy-Duke Merger

Regulated Strength – With approximately 3.7 million retail electric customers and approximately 1.7 million retail gas customers in Ohio, Kentucky, Indiana, South Carolina, North Carolina and Ontario, Canada, the combined company will have increased scope and scale to maintain the quality and reliability of service customers have come to expect.

Commercial Strength – The merger creates a stronger merchant power platform with a fleet of more than 16,000 megawatts of unregulated generation and increased fuel and market diversity. Duke Energy’s gas-fired generation in the Midwest complements Cinergy’s coal-fired generation.

Financial Strength – The merger creates a financially stronger company with greater growth potential. The electric business will be in the top five in the United States and the gas business will be the largest in North America.

Significant Savings – The merger enables us to maintain our focus on high customer service and low rates. It will yield approximately $400 million in annual pre-tax savings by year three. Upon review with state commissions, regulated savings will be shared between customers and shareholders over time in an equitable manner.

Stakeholder Commitment – The merger enables us maintain our stakeholder focus, especially on our customers, employees, and our communities, including our proactive support of charitable, educational and economic development organizations.

Industry Leadership – The combined company will have a stronger platform to promote its brand and pursue its public policy goals, especially environmental stewardship.

This week

Filing preparations continued toward necessary regulatory filings in Kentucky, North Carolina and South Carolina, as well as with the Federal Energy Regulatory Commission (FERC).

For a webcast of remarks made by Jim Rogers and Paul Anderson at the June 16 Leadership Conference, visit the Leadership Conference Attendee’s Community via this link and scroll down to “Video June 2005.”

Next week

The FERC 203 filing is slated to take place. This is the application for FERC to approve the merger.

Forward-Looking Statements

This document includes statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and Restructuring Transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the transaction may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke and Cinergy are set forth in their respective filings with the Securities and Exchange Commission (“SEC”), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Duke Energy Holding Corp., which includes a joint proxy statement of Duke and Cinergy, and other materials has been filed with the SEC on July 1, 2005. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DUKE, CINERGY, DUKE ENERGY HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors may obtain free copies of the registration statement and proxy statement as well as other filed documents containing information about Duke and Cinergy at http://www.sec.gov, the SEC’s website. Free copies of Duke’s SEC filings are also available on Duke’s website at www.duke-energy.com/investors, and free copies of Cinergy’s SEC filings are also available on Cinergy’s website at www.cinergy.com/investors.

Participants in the Solicitation

Duke, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke’s or Cinergy’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.